Winc, Inc.

1751 Berkeley St, Studio 3

Santa Monica, CA 90404

October 18, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Suying Li; Joel Parker; Nicholas Lamparski; Jacqueline Kaufman

Re:	Winc, Inc.
Registration Statement on Form S-1 (File No. 333-259828)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-259828) (the “Registration Statement”) of Winc, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on October 20, 2021, or as soon as practicable thereafter, or at such later time as the Company may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.

Thank you for your assistance in this matter.

Very truly yours,

Winc, Inc.

By:	/s/ Geoffrey McFarlane
Geoffrey McFarlane
Chief Executive Officer

cc:	Matthew Thelen, Winc, Inc.
Drew Capurro, Latham & Watkins LLP
Brian Cuneo, Latham & Watkins LLP
B. Shayne Kennedy, Latham & Watkins LLP